AGRIFORCE GROWING SYSTEMS, LTD.

777 Hornby Street, Suite 600

Vancouver, BC V6Z 1S4

Canada

July 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	AgriForce Growing Systems, Ltd.
Registration Statement on Form S-1
File No. 333-251380
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Gentlepersons:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Reliance Global Group, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-251380), as amended (the “Registration Statement”), so that it may become effective at 4:45 p.m. Eastern Time on Wednesday, July 7, 2021, or as soon as practicable thereafter.

The Registrant hereby authorizes Jolie Kahn, Esq., to orally modify or withdraw this request for acceleration.

We respectfully request that we be notified of such effectiveness by a telephone call to Ms. Kahn at (516) 217-6379.

Very truly yours,

AGRIFORCE GROWING SYSTEMS, LTD.

/s/ Ingo Mueller
Ingo Mueller
Chief Executive Officer